This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not soliciting an offer to sell the securities and are not soliciting an offer to buy the securities in any state where an offer or sale of the securities is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-112183
Subject to Completion
Preliminary Prospectus Supplement dated September 27, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 2, 2004)

1,500,000 Shares

Windrose Medical Properties Trust

Common Shares

$                   per share

          We are selling 1,500,000 common shares of beneficial ownership. We have granted the underwriters an option to purchase up to 225,000 additional common shares to cover over-allotments.

      Our common shares are listed on the New York Stock Exchange under the symbol “WRS.” The last reported sale price of our common shares on the New York Stock Exchange on September 24, 2004 was $13.25 per share.

       Investing in our common shares involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus for a discussion of certain risks associated with an investment in our common shares.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Windrose (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Robert W. Baird & Co.

Ferris, Baker Watts Incorporated	Stifel, Nicolaus & Company Incorporated

J.J.B. Hilliard, W.L. Lyons, Inc.

September      , 2004

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement.

      To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus.

Prospectus Supplement

Prospectus

FORWARD-LOOKING INFORMATION

      This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projects,” “will continue” and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business, which may prove to be incorrect. These forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

      You should specifically consider the factors identified in the section entitled “Risk Factors” on page 2 in the accompanying prospectus and in any other documents filed by us with the SEC that could cause actual results to differ materially from our forward-looking statements, including:

•	reduced reimbursements from third party payers and adverse trends in healthcare provider operations could affect our tenants’ ability to make rent payments to us and our ability to make distributions to our shareholders;

•	healthcare laws or regulations, our tenants’ violation of these laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make lease payments to us;

•	our concentration of real estate investments in specialty medical properties;

•	our inability to acquire or delay in acquiring specialty medical properties;

•	our inability to renew existing leases or lease properties to new tenants;

•	use of debt financing could adversely affect our ability to operate our business or reduce our funds from operations;

•	provisions in our Declaration of Trust and Maryland law may limit the ability of shareholders to receive a premium over the market price of our common shares through a change of control of our company;

•	risks of uninsured and underinsured losses;

•	our inability to adequately finance or fully realize the anticipated benefits of our renovations;

•	risks that may adversely affect real estate ownership in general;

•	the costs of complying with environmental laws;

•	the costs of complying with governmental regulations, including the Americans with Disabilities Act;

•	the complexity of federal income tax laws governing real estate investment trusts, or REITs;

•	being subject to tax as a result of a failure to make required distributions; and

•	being subject to federal income tax for failure to qualify as a REIT.

      There are a number of risk factors associated with the conduct of our business, and the risks listed above or discussed in the section entitled “Risk Factors” on page 2 in the accompanying prospectus may not be exhaustive. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. All forward-looking statements should be reviewed with caution. Except to the extent required by applicable law, we undertake no obligation to, and do not intend to, update any forward-looking statements, the factors listed above or the matters discussed in the sections entitled “Risk Factors” in the accompanying prospectus, or to publicly announce the results of any

ii

revisions to any of the forward-looking statements contained herein to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and accordingly we file reports, proxy statements and other information with the SEC. You may read these reports, proxy statements and other information at the public reference room of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. You also may obtain copies of these reports, proxy statements and information at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Copies of all or a portion of these reports, proxy statements and information can be obtained from the public reference room of the SEC upon payment of prescribed fees. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as our company, that file electronically with the SEC. The address of this web site is http://www.sec.gov. Our Internet website address is: www.windrosempt.com. We also make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as the definitive proxy statement and Section 16 reports on Form 3, 4 and 5 as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information on our website is not, and shall not be deemed to be, a part of this prospectus supplement or the accompanying prospectus or incorporated into any other filings that we make with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of this offering.

•	Annual Report on Form 10-K for the year ended December 31, 2003.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

•	Current Reports on Form 8-K dated September 10, 2004 and filed September 20, 2004 and dated September 20, 2004 and filed September 24, 2004.

•	The description of our common shares and preferred shares contained in our registration statement on Form 8-A filed on June 28, 2002 registering our common shares under Section 12(b) of the Exchange Act.

      You may request a copy of these filings (other than exhibits and schedules to such filings, unless such exhibits or schedules are specifically incorporated by reference into this prospectus), at no cost, by writing or calling us at the following address:

Windrose Medical Properties Trust

3502 Woodview Trace, Suite 210
Indianapolis, Indiana 46268
Phone: (317) 860-8180

iii

SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common shares, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the section entitled “Where You Can Find More Information” and the sections entitled “Risk Factors” beginning on page 2 of the accompanying prospectus, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

      All references to “we,” “our” and “us” in this prospectus supplement means Windrose Medical Properties Trust and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term “you” refers to a prospective investor. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

Our Company

      We are a self-managed real estate company operating as a REIT for federal income tax purposes. We invest in specialty medical properties and selectively acquire, plan, develop and manage medical facilities. The types of specialty medical properties in which we seek to invest include:

      Medical Office Buildings. Medical office buildings are office and clinic facilities, often located near hospitals or on hospital campuses, specifically constructed and designed for the use of physicians and other health personnel to provide services to their patients. Medical office buildings typically contain sole and group physician practices and may hold laboratory and other patient services.

      Outpatient Treatment Diagnosis Facilities. Outpatient treatment and diagnostic facilities provide treatments and care not typically provided in physician office or clinics, such as gastrointestinal endoscopy care, oncology treatment, kidney dialysis and other similar services.

      Physician Group Practice Clinics. Physician group practice clinics are facilities, often located near hospitals or on hospital campuses, that are typically single-tenant buildings leased to either a single or multi-specialty medical practice group, including physician offices and clinics where routine patient office visits are conducted.

      Ambulatory Surgery Centers. Ambulatory surgery centers operate exclusively for the purpose of furnishing general or specialty surgical procedures not requiring an overnight stay in a hospital. In addition to surgery facilities, ambulatory surgery centers typically include physician office and clinic space.

      Specialty Hospitals and Treatment Centers. Specialty hospitals and treatment centers are hospitals that focus on and specialize in providing care for certain conditions and performing certain procedures, such as cardiovascular and orthopedic surgery. Specialty hospitals also include long-term acute care hospitals that provide care for patients requiring extended hospital stays and specialized care and observation more efficiently and economically than traditional acute care hospitals.

Our Operating Partnership

      Windrose Medical Properties, L.P., our operating partnership, is a limited partnership organized in May 2002 under the Virginia Revised Uniform Limited Partnership Act. We serve as the sole general partner of, and owned as of June 30, 2004 a 96.5% interest in, our operating partnership.

Hospital Affiliates Development Corporation

      Our taxable REIT subsidiary, Hospital Affiliates Development Corporation, which we refer to as HADC, was incorporated in 1989 as an Indiana corporation. Its predecessor was incorporated in 1976. HADC conducts business throughout the United States and, to a lesser extent, internationally. HADC develops and constructs new facilities for tenants on a “build-to-suit” basis, as well as multi-tenant facilities. HADC’s primary objective is the development of specialty medical properties for our ownership, but HADC also provides these services for third-parties. HADC expects to earn fees from third parties by providing services such as property development, facility planning, medical equipment planning and implementation services, real estate brokerage, leasing services and property management. Neither we nor our operating partnership can undertake material amounts of third-party development and construction activities under applicable REIT tax rules. HADC pays income taxes at regular corporate rates on its taxable income.

Recent Developments

Bellaire, Texas Construction and Development Project

      On September 10, 2004, one of our subsidiaries entered into a loan agreement with The Huntington National Bank providing for a $24.0 million secured construction loan facility. We will use borrowings under the facility from time to time to fund a portion of the construction and development costs of a 126,000 square foot acute care specialty hospital in Bellaire (Houston), Texas, specializing in orthopedic and neurological surgery with a total development budget of $33.2 million. This hospital will have 64 in-patient beds, 10 operating rooms and a parking deck with 163 parking spaces. The hospital will be owned by one of our subsidiaries and leased pursuant to an eighteen-year lease to Foundation Surgical Hospital, or FSH. FSH is a joint venture between a group of 24 orthopedic surgeons and neurologists and Foundation Surgery Affiliates, or FSA. FSA, headquartered in Oklahoma City, is a leading for-profit operator of ambulatory surgery centers and other specialty treatment facilities. FSA will serve as the manager of FSH operations. The loan facility is secured by a first mortgage on the hospital, a security agreement and fixture lien, and an assignment of rents and leases in the hospital. Borrowings under the loan facility bear interest at variable rates of prime rate plus 1.0%. The loan matures on September 1, 2006. As of September 17, 2004, there was no balance outstanding.

      On September 10, 2004, the same subsidiary entered into a loan agreement with The Huntington Real Estate Investment Company for a $5.0 million subordinated loan to fund a portion of the acquisition, development and construction of the hospital. This loan is secured by a second mortgage on the hospital, a security agreement and fixture lien, a second priority assignment of rents and leases in the hospital, a pledge of the ownership interests in our subsidiary that will own the hospital and a guaranty by our company. The loan may be drawn in up to three installments of not less than $1.0 million each and must be fully disbursed by December 31, 2004. The loan will bear interest at an annual rate of 11.0%, and there is no required principal amortization. The loan matures on August 31, 2006.

      The land underlying the hospital development is subject to a ground lease and one of our separate subsidiaries has purchased a 51% interest in the ground lessor. At the same time, we acquired fee interest in an approximate 2.3 acre parcel adjacent to the hospital development site. We intend to construct an approximately 99,300 rentable square foot medical office building with a 377 space parking structure on this site. The medical office building is approximately 81% pre-leased for medical office space and administrative space. Commencement of construction of the medical office building is subject to our obtaining financing and execution of a guaranteed maximum price contract. We expect the total development cost of the medical office building, inclusive of land cost, to be approximately $23.6 million. We also expect that several physicians, as well as FSA, may be offered the opportunity to have an ownership interest in the medical office building.

Acquisition of Biltmore Medical Mall

      On September 20, 2004, one of our subsidiaries acquired the Biltmore Medical Mall, a Class A multi-tenant medical office building in Phoenix, Arizona, for $46.0 million from Biltmore Investors Limited Partnership, an unrelated third party. Of this amount, our subsidiary assumed $32.4 million in mortgage debt on this property at a fixed rate of 5.64% and a maturity date of June 13, 2004, with the remaining $13.6 million of the purchase price paid in cash drawn on our syndicated line of credit facility.

      The Biltmore Medical Mall houses an ambulatory surgery center and has an attached 787 space parking garage. This four-story property, built in 1998, consists of 152,600 rentable square feet and, as of September 20, 2004, was 99.7% occupied. The largest tenant, occupying 30.1% of the building, or 46,000 rentable square feet, is Biltmore Surgery Center, Inc., a wholly-owned subsidiary of IASIS Healthcare® Corporation, that operates Biltmore Surgical & Recovery Care Center. IASIS Healthcare owns and operates medium-sized acute care hospitals in urban and suburban markets. Other significant tenants in the property include Biltmore Orthopedic Surgeons, L.L.C. and The Orthopedic Clinic Association, P.C.

The Offering

Common shares offered by us	1,500,000 shares(1)

Common shares outstanding after this offering	11,448,106 shares(1)(2)

Use of proceeds	We intend to use the net proceeds from this offering to repay approximately $ million of indebtedness outstanding under our syndicated line of credit facility.

Risk Factors	See “Risk Factors” on page 2 in the accompanying prospectus for a description of factors that you should consider carefully before making a decision to invest in our common shares.

New York Stock Exchange symbol	“WRS”

(1)	Assumes the underwriters’ over-allotment option to purchase up to 225,000 common shares is not exercised.

(2)	Does not include: (a) 358,583 common shares issuable upon redemption of units of limited partnership interest in our operating partnership; (b) 387,500 common shares issuable upon exercise of options outstanding; and (c) 412,500 additional shares reserved for issuance under our stock plan.

USE OF PROCEEDS

      We expect that the net proceeds to us from the sale of the common shares (after deducting the underwriting discount and commissions and estimated offering expenses) will be approximately            million ($           million if the underwriters’ over-allotment option is exercised in full).

      We plan to use the net proceeds from this offering to repay approximately $           million of indebtedness outstanding under our syndicated line of credit facility. Borrowings under the credit facility bear interest at variable rates of LIBOR plus 2.0-2.5% depending on our leverage ratio (blended rate of 4.03% at September 24, 2004).

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2004 on a historical basis and as adjusted to give effect to the consummation of this offering and the use of proceeds as described under “Use of Proceeds.” For purposes of the following table, we have assumed no exercise by the underwriters of the over-allotment option.

	June 30, 2004

	Historical	As Adjusted

Long-term debt	$124,458,252	$
Minority interest	3,829,909
Shareholders’ equity:
Preferred shares, $0.01 par value per share, 20,000,000 shares authorized, no shares issued or outstanding	—
Common shares, $0.01 par value per share, 100,000,000 shares authorized, 9,948,106 shares issued and outstanding and shares issued and outstanding, as adjusted (1)	99,481
Additional paid-in capital	105,412,328
Accumulated other comprehensive income	119,716
Distributions in excess of net income	(3,757,785)

Total shareholders’ equity	101,873,740

Total capitalization	$230,161,901	$

(1)	Does not include: (a) 358,583 common shares issuable upon redemption of units of limited partnership interest in our operating partnership; (b) 387,500 common shares issuable upon exercise of options outstanding; and (c) 412,500 additional shares reserved for issuance under our stock plan.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain federal income tax considerations with respect to the ownership of our common shares. For additional information, see the “Federal Income Tax Consequences of Our Status as a REIT” section beginning on page 26 of the accompanying prospectus.

Taxation of Taxable U.S. Shareholders

      As used herein, the term “U.S. shareholder” means a holder of our common shares that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

      If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common shares by the partnership.

      As long as we qualify as a REIT, a taxable U.S. shareholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred share dividends and then to our common share dividends.

      A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. shareholder generally will not qualify for the new 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes dividends paid to most domestic non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders (see “Federal Income Tax Consequences of Our Status as a REIT — Taxation of Our Company” in the accompanying prospectus), our dividends generally will not be eligible for the new 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income, which currently is a maximum rate of 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends to the extent attributable (i) to dividends received by us from non-REIT corporations, such as a taxable REIT subsidiary, and (ii) to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our common shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common shares become ex-dividend.

      A U.S. shareholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. shareholder has held our common shares. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “Federal Income Tax Consequences of Our Status as a REIT — Capital Gains and Losses” in the accompanying prospectus. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such shareholder, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

      To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s common shares. Instead, such distribution will reduce the adjusted tax basis of such shares. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its common shares, such shareholder will recognize long-term capital gain, or short-term capital gain if the common shares have been held for one year or less, assuming the common shares are capital assets in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

      Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common shares will not be treated as passive activity income, and therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common shares generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 15% tax rate applicable to capital gains of most domestic non-corporate investors). We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common Shares

      In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common shares as long-term capital gain or loss if the U.S. shareholder has held the common shares for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common shares held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common shares may be disallowed if the U.S. shareholder purchases additional common shares within 30 days before or after the disposition.

Information Reporting Requirements and Backup Withholding

      We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “— Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our common shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares of beneficial interest is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of beneficial interest only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares of beneficial interest in proportion to their actuarial interests in the pension trust (see “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification” in the accompanying prospectus); and

•	either (1) one pension trust owns more than 25% of the value of our shares of beneficial interest or (2) a group of pension trusts individually holding more than 10% of the value of our shares of beneficial interest collectively owns more than 50% of the value of our shares of beneficial interest.

Taxation of Non-U.S. Shareholders

      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our common shares, including any reporting requirements.

      A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests”, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common shares. Instead, the excess portion of such distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common shares, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

      We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

      For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the federal income tax laws referred to as FIRPTA. The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

      A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common shares as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares of beneficial interest. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our common shares at all times during a specified testing period will not incur tax under FIRPTA if the common shares are “regularly traded” on an established securities market. Because our common shares are regularly traded on an established securities market, a non-U.S. shareholder will not incur tax under FIRPTA with respect to any such gain unless it owns, actually or constructively, more than 5% of our common shares. If the gain on the sale of the common shares were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

UNDERWRITING

      Robert W. Baird & Co. Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Common Shares

Robert W. Baird & Co. Incorporated
Ferris, Baker Watts, Incorporated
Stifel, Nicolaus & Company, Incorporated
J.J.B. Hilliard, W.L. Lyons, Inc.

Total	1,500,000

      The underwriting agreement provides that the obligation of the underwriters to purchase the common shares in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may allow, and dealers may re-allow, a concession not to exceed $           per common share on sales to other dealers. If all of the common shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 225,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment.

      We and two of our executive officers, Fred S. Klipsch and Frederick L. Farrar, have agreed that, for a period of 30 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Robert W. Baird & Co. Incorporated, dispose of or hedge any common shares or any securities convertible into or exchangeable for our common shares. Robert W. Baird & Co. Incorporated, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, without notice.

      Our common shares are listed on the New York Stock Exchange under the symbol “WRS.”

      The following table shows the underwriting discount and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	No Exercise	Full Exercise

Per Common Share	$	$
Total	$	$

      In connection with the offering, Robert W. Baird & Co. Incorporated on behalf of the underwriters, may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of common shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, common shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Robert W. Baird & Co. Incorporated repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses of this offering will be approximately $          .

      Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

      A prospectus in electronic format may be made available on the website maintained by one or more of the underwriters.

      We have agreed to indemnify the underwriters against, certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain legal matters in connection with this offering will be passed upon for us by Hunton & Williams LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Bass, Berry & Sims PLC. The description of federal income tax considerations under the caption “Federal Income Tax Consequences of Our Status as a REIT” in the accompanying prospectus and under the caption “— Additional Federal Income Tax Considerations” in this prospectus supplement is based on the opinion of Hunton & Williams LLP.

EXPERTS

      The consolidated financial statements and related financial statement schedule included in our Annual Report on Form 10-K as of and for the year ended December 31, 2003 and the Statement of Revenues in Excess of Certain Expenses of the Biltmore Medical Mall for the year ended December 31, 2003, included in our Current Report on Form 8-K filed on September 24, 2004, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated September 10, 2004 on the Statement of Revenues in Excess of Certain Expenses of Biltmore Medical Mall, includes a paragraph that states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in note 1, and is not intended to be a complete presentation of the revenues and expenses of Biltmore Medical Mall.

$250,000,000

Windrose Medical Properties Trust

Preferred Shares

Common Shares

     Windrose Medical Properties Trust intends to offer and sell from time to time the equity securities described in this prospectus. The total offering price of these securities will not exceed $250,000,000 in the aggregate. We will provide the specific terms of any securities we may offer in a supplement to this prospectus. You should carefully read this prospectus and any applicable prospectus supplement before deciding to invest in these securities.

     The securities may be offered directly, through agents designated by us from time to time, or to or through underwriters or dealers.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     For a discussion of certain risks associated with an investment in the securities, see “Risk Factors” on Page 2.

The date of this Prospectus is February 2, 2004.

HOW TO OBTAIN MORE INFORMATION	ii
INCORPORATION OF INFORMATION FILED WITH THE SEC	ii
ABOUT THIS PROSPECTUS	ii
FORWARD LOOKING INFORMATION	iii
CERTAIN DEFINITIONS	iii
OUR COMPANY	1
RISK FACTORS	2
RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	14
USE OF PROCEEDS	14
DESCRIPTION OF CAPITAL SHARES	14
LEGAL OWNERSHIP OF SECURITIES	23
FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT	26
OTHER TAX CONSEQUENCES	36
PLAN OF DISTRIBUTION	40
OTHER MATTERS	42

      You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as the information we previously filed with the SEC and incorporated by reference, is accurate only as of the date of the documents containing the information.

HOW TO OBTAIN MORE INFORMATION

      We file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information we file with the Securities and Exchange Commission at its public reference room in Washington, D.C. (450 Fifth Street, N.W. 20549). Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference room. Our filings are also available to the public on the internet, through a database maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, you can inspect and copy reports, proxy statements and other information concerning Windrose Medical Properties Trust at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock (symbol: “WRS”) is listed.

INCORPORATION OF INFORMATION FILED WITH THE SEC

      The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the Securities and Exchange Commission. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to completion of the offering of securities described in this prospectus.

      We incorporate by reference the documents listed below:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

3. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4. Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

5. Current Report on Form 8-K dated May 30, 2003, as amended on July 30, 2003.

6. Current Report on Form 8-K dated December 11, 2003.

7. The description of our common shares and preferred shares contained in our registration statement on Form 8-A filed on June 28, 2002 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

      We also incorporate by reference all future filings we make with the Securities and Exchange Commission between the date of this prospectus and the date upon which we sell all of the securities we offer with this prospectus and any applicable supplement.

      You may obtain copies of these documents at no cost by requesting them from us in writing at the following address: Windrose Medical Properties Trust, 3502 Woodview Trace, Suite 210, Indianapolis, Indiana 46268. Our telephone number is (317) 860-8180.

ABOUT THIS PROSPECTUS

      This prospectus is part of a shelf registration statement. We may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the securities. The prospectus supplement may also add, update or change information contained in this

ii

prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “How to Obtain More Information.”

      The total dollar amount of the securities sold under this prospectus will not exceed $250,000,000.

FORWARD LOOKING INFORMATION

      This prospectus and the information incorporated by reference into it contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projects,” “will continue” and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business, which may prove to be incorrect. These forward-looking statements relate to future events and our future financial performance, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should specifically consider the factors identified under the caption “Risk Factors” and the various other factors identified in or incorporated by reference into this prospectus and any other documents filed by us with the Securities and Exchange Commission that could cause actual results to differ materially from our forward-looking statements.

      Except to the extent required by applicable law, we undertake no obligation to, and do not intend to, update any forward-looking statement or the “Risk Factors” or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. There are a number of risk factors associated with the conduct of our business, and the risks discussed in the “Risk Factors” section of this prospectus may not be exhaustive. New risks and uncertainties arise from time to time, and we cannot predict these events or how they may affect us. All forward-looking statements should be read with caution.

CERTAIN DEFINITIONS

      Unless otherwise indicated, the terms “we,” “us,” “our” and “our company” refer to Windrose Medical Properties Trust and its subsidiaries, including Windrose Medical Properties L.P.

iii

OUR COMPANY

      We are a self-managed real estate company, operating as a REIT for federal income tax purposes. We invest in specialty medical properties and selectively acquire, plan, develop and manage medical facilities. The types of specialty medical properties in which we seek to invest include:

      Medical Office Buildings. Medical office buildings are office and clinic facilities, often located near hospitals or on hospital campuses, specifically constructed and designed for the use of physicians and other health personnel to provide services to their patients. Medical office buildings typically contain sole and group physician practices and may hold laboratory and other patient services.

      Outpatient Treatment and Diagnostic Facilities. Outpatient treatment and diagnostic facilities provide treatments and care not typically provided in physician offices or clinics, such as gastrointestinal endoscopy care, oncology treatment, kidney dialysis and other similar services.

      Physician Group Practice Clinics. Physician group practice clinics are facilities, often located near hospitals or on hospital campuses, that are typically single-tenant buildings leased to either a single or multi-specialty medical practice group, including physician offices and clinics where routine patient office visits are conducted.

      Ambulatory Surgery Centers. Ambulatory surgery centers operate exclusively for the purpose of furnishing general or specialty surgical procedures not requiring an overnight stay in a hospital. In addition to surgery facilities, ambulatory surgery centers typically include physician office and clinic space.

      Specialty Hospitals and Treatment Centers. Specialty hospitals and treatment centers are hospitals that focus and specialize in providing care for certain conditions and performing certain procedures, such as cardiovascular and orthopedic surgery. Specialty hospitals also include long-term acute care hospitals that provide care for patients requiring extended hospital stays and specialized care and observation more efficiently and economically than traditional acute care hospitals.

Our Operating Partnership

      Windrose Medical Properties, L.P., our operating partnership, is a limited partnership organized in May 2002 under the Virginia Revised Uniform Limited Partnership Act. We serve as the sole general partner of, and owned as of December 31, 2003, a 96.5% interest in, our operating partnership.

Hospital Affiliates Development Corporation

      Our taxable REIT subsidiary, Hospital Affiliates Development Corporation, which we refer to as HADC, was incorporated in 1989 as an Indiana corporation. Its predecessor was incorporated in 1976. HADC conducts business throughout the United States and, to a lesser extent, internationally. HADC develops and constructs new facilities for tenants on a “build-to-suit” basis or multi-tenant facilities. HADC’s primary objective is the development of specialty medical properties for our ownership, but HADC also provides these services for third-parties. HADC expects to earn fees from third parties by providing services such as property development, facility planning, medical equipment planning and implementation services, real estate brokerage, leasing services and property management. Neither we nor our operating partnership can undertake material amounts of third-party development and construction activities directly under applicable REIT tax rules. HADC pays income taxes at regular corporate rates on its taxable income.

RISK FACTORS

      Before you invest in our securities, you should carefully consider the following risks, together with the other information included in this prospectus and the information incorporated by reference. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Healthcare Industry

Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us.

      Sources of revenue for our tenants and operators may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. In addition, the failure of any of our tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government sponsored payment programs.

      The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. We believe that our tenants will continue to experience a shift away from fee-for-service payors resulting in an increase in the percentage of revenues attributable to managed care payors. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement to managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. These changes could have a material adverse effect on the financial condition of some or all of our tenants, which could negatively affect our ability to make distributions to our shareholders.

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make lease payments to us.

      The healthcare industry is heavily regulated by federal, state and local governmental bodies. Our tenants generally will be subject to laws and regulations covering, among other things, licensure, certification for participation in government programs and relationships with physicians and other referral sources. Changes in these laws and regulations could negatively affect the ability of our tenants to make lease payments to us and our ability to make distributions to our shareholders.

      Many of our medical properties and their tenants may require a license or certificate of need to operate. Failure to obtain a license or certificate of need, or loss of a required license would prevent a facility from operating in the manner intended by the tenants. These events could materially adversely affect the facility operator’s ability to make rent payments to us. State and local laws also may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction of healthcare facilities, by requiring a certificate of need or other similar approval.

Our real estate investments are concentrated in specialty medical properties, making us more vulnerable economically than if our investments were diversified.

      As a REIT, we invest primarily in real estate. Within the real estate industry, we primarily acquire or selectively develop and own specialty medical properties. We are subject to risks inherent in concentrating investments in real estate. These risks resulting from a lack of diversification become even greater as a result of our business strategy to invest primarily in specialty medical properties. A downturn in the real estate industry could significantly adversely affect the value of our properties. A downturn in the healthcare industry could negatively affect our tenants’ ability to make lease payments to us and our ability to make distributions to our shareholders. These adverse effects could be more pronounced than if we diversified our investments outside of real estate or outside of specialty medical properties.

Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our shareholders.

      The healthcare industry is currently experiencing:

•	changes in the demand for and methods of delivering healthcare services;

•	changes in third party reimbursement policies;

•	significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas;

•	continuing pressure by private and governmental payors to reduce payments to providers of services; and

•	increased scrutiny of billing, referral and other practices by federal and state authorities.

These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues and our ability to make distributions to our shareholders.

Our lessees are subject to fraud and abuse laws, the violation of which by a lessee may jeopardize the tenant’s ability to make rent payments to us.

      The federal government and numerous state governments have passed laws and regulations that attempt to eliminate healthcare fraud and abuse by prohibiting business arrangements that induce patient referrals or the ordering of specific ancillary services. In addition, the Balanced Budget Act of 1997 strengthened the federal anti-fraud and abuse laws to provide for stiffer penalties for violations. Violations of these laws may result in the imposition of criminal and civil penalties, including possible exclusion from federal and state healthcare programs. Imposition of any of these penalties upon one of our tenants could jeopardize the tenant’s ability to operate a facility or to make rent payments, thereby potentially adversely affecting us. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws.

Risks Relating to Our Business, Growth Strategy and Organizational Structure

We may be unable to acquire or may be delayed in acquiring specialty medical properties, which may result in a reduction in the amount of cash available for distribution to our shareholders.

      Our inability to acquire, or delays in acquiring, properties may adversely impact our ability to make distributions to our shareholders. In addition, if we do not complete acquisitions as expected, an offering of equity securities will have a significant dilutive impact on our common shares until we are able to efficiently deploy the proceeds of the offering.

Dependence on our tenants for rent may adversely impact our ability to make distributions to our shareholders.

      As a REIT operating in the healthcare industry, we are not permitted by current tax law to operate or manage the businesses conducted in our facilities. Accordingly, we rely exclusively on rent payments from our tenants for cash with which to make distributions to shareholders. We have no control over the success or failure of our tenants’ businesses. Reductions in the net operating income of our tenants may adversely affect the ability of our tenants to make rent payments to us and thus our ability to make anticipated distributions to our shareholders. Failure on the part of a tenant to comply materially with the terms of a lease would give us the right to terminate our lease with that tenant, repossess the applicable property and enforce the payment obligations under the lease. However, we then would be required to find another tenant. There can be no assurance that we would be able to find another tenant or that, if another tenant were found, we would be able to enter into a lease on favorable terms.

      We rely disproportionately on one tenant for our rental income. Southwest Medical Associates, Inc., a wholly-owned subsidiary of Sierra Health Services, Inc., leases 100% of the rentable square footage in our 4 Sierra Health Services properties. The total area leased by Southwest Medical Associates (160,855 square feet) comprises approximately 21.3% of our total annualized base rental revenue as of December 31, 2003. Significant adverse changes in the operations of any property, or the operations or financial condition of any tenant, particularly Southwest Medical Associates, could have a material adverse effect on our ability to collect rent payments and, accordingly, on our ability to make distributions to our shareholders.

We do not know if our lessees will renew their existing leases, and if they do not, we may be unable to lease the properties on as favorable terms or at all.

      We cannot predict whether existing leases of our properties will be renewed at the end of their lease terms, which expire at various times through 2022. If these leases are not renewed, we would be required to find other tenants for those properties. There can be no assurance that we would be able to enter into leases with new tenants on terms as favorable to us as the current leases or that we would be able to lease those properties at all.

Failure to properly manage our rapid growth could distract our management or increase our expenses.

      We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. Following the completion of our initial public offering in August 2002, we acquired seven specialty medical properties with the proceeds of the offering. As of December 31, 2003, we have acquired 15 additional specialty medical properties. Our rapid growth has resulted in increased levels of responsibility for our management. Future property acquisitions could place significant additional demands on, and require us to expand, our management, resources and personnel. Our failure to manage any such rapid growth effectively could harm our business and, in particular, our financial condition, results of operations and cash flows, which could negatively affect our ability to make distributions to our shareholders. In particular, we could have difficulty assimilating acquired properties and integrating their operations into our organization. Failure to effectively integrate newly acquired properties could disrupt our ongoing business, distract our management and employees and increase our expenses. Our rapid growth could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

Certain of our properties may not have efficient alternative uses.

      Some of our properties, such as our ambulatory surgery centers, are specialized medical facilities. If we or our tenants terminate the leases for these properties or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to our shareholders.

Our business is highly competitive and we may be unable to compete successfully.

      We will compete for development opportunities and opportunities to purchase medical properties with, among others:

•	private investors;

•	healthcare providers, including physicians;

•	healthcare-related REITs;

•	real estate partnerships;

•	financial institutions; and

•	local developers.

      Many of these competitors have substantially greater financial and other resources than we have and may have better relationships with lenders and sellers. We intend to adhere to our acquisition strategy and criteria. However, increased competition for medical properties from competitors, including other REITs, may adversely affect our ability to acquire specialty medical properties and the price we pay for properties. If we are unable to acquire properties or if we pay too much for properties, our revenue and earnings growth could be adversely affected. Our properties face competition from other nearby facilities that provide services comparable to those offered at our facilities. Some of those facilities are owned by governmental agencies and supported by tax revenues, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. Those types of support are not available to our facilities. In addition, competing healthcare facilities located in the areas served by our facilities may provide health services that are not available at our facilities. From time to time, referral sources, including physicians and managed care organizations, may change their lists of healthcare facilities to which they refer patients, which could adversely affect our rental revenues.

Our use of debt financing subjects us to significant risks, including refinancing risk and the risk of insufficient cash available for distribution.

      Our Declaration of Trust and other organizational documents do not limit the amount of debt we may incur. Debt, whether with recourse to us generally or only with respect to a particular property, creates risks. For example, variable rate debt can reduce the cash available for distribution to shareholders in periods of rising interest rates. We intend to incur debt only when we believe it will enhance our risk-adjusted returns. However, we cannot assure you that our use of financial leverage will prove to be beneficial. At December 31, 2003, the outstanding principal balance of our indebtedness was approximately $71.9 million. We may borrow additional amounts in the future, or we may issue corporate debt securities in public or private offerings. Some of these additional borrowings may be secured by our properties. In addition, in connection with debt-financing, we are subject to covenants that restrict our operations. There can be no assurance that we will be able to meet our debt service obligations or comply with the restrictive covenants and, to the extent that we cannot, we risk the loss of some or all of our properties to foreclosure.

      We anticipate that our debt will be a blend of long-term amortizing debt and variable rate non-amortizing debt, both payable in substantial balloon payments upon maturity. Therefore, we will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, our cash flow may not be sufficient to repay all maturing debt in years when significant “balloon” payments come due. Additionally, under the terms of much of the debt that we have assumed, we may incur significant yield maintenance penalties if we choose to prepay the debt.

Conflicts of interest could result in an executive officer or a trustee acting other than in our best interest.

      As described further below, our executive officers and trustees have conflicts of interest resulting from:

•	the formation transactions at the time of our initial public offering;

•	their duties to our shareholders and the limited partners of our operating partnership; and

•	allocation of their time between our business and affairs and their other business interests.

      Conflicts of interest resulting from the formation transactions may lead to decisions that are not in our best interest. Three of our executive officers, Messrs. Klipsch, McCoin and Farrar, one of whom also serves as a trustee (Mr. Klipsch), and one trustee who is not an executive officer (Mr. Lanham) owned, directly or indirectly, 88.4% of the equity interests in Windrose International, LLC. At the time of completion of our initial public offering, we acquired certain assets and liabilities of Windrose International, including the stock of HADC, in exchange for an aggregate of 218,750 units of partnership interest in our operating partnership. Additionally, four of our executive officers, Messrs. Klipsch, McCoin, Batts and Hanson, and Mr. Lanham, who serves as a trustee, owned approximately 45% of the Class A limited liability company interests in Brierbrook Partners. We acquired the Class A limited liability company interests in Brierbrook Partners owned by these officers and trustees in exchange for an aggregate of 72,582 units of partnership interest in our formation transactions. As of December 31, 2003, Messrs. Klipsch, McCoin, Farrar and Lanham owned approximately 1.4%, 0.6%, 0.1%, and 0.4% of the equity interests in our operating partnership, respectively. The terms and conditions of these purchases were not negotiated in arm’s length transactions. Additionally, our trustees and executive officers have unrealized gains associated with their interests in these assets, and, as a result, any sale of these assets or refinancing or prepayment of principal on the indebtedness assumed by us in purchasing these assets may cause adverse tax consequences to some of our trustees and executive officers. These individuals may not be supportive of the disposition or refinancing of these properties when it might otherwise be the optimal time for us to do so.

      Our trustees may have conflicting duties. Our trustees may have conflicting duties because, in their capacities as our trustees, they have a duty to us, and in our capacity as general partner of our operating partnership, they have a fiduciary duty to the limited partners of our operating partnership. Conflicts may arise when interests of our shareholders and the limited partners of our operating partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners, such as upon the sale of assets or the repayment of indebtedness. The partnership agreement of our operating partnership contains a provision requiring the general partner to resolve, to the extent possible, in favor of our shareholders, any matters in which there is a conflict between the rights of the limited partners of the operating partnership and the rights of our shareholders. It may not always be possible, however, for a resolution to be reached which favors our shareholders.

      Some of our trustees and executive officers have other business interests that may hinder their ability to spend adequate time on our business. Mr. Klipsch, Chairman of our Board of Trustees and our Chief Executive Officer, also serves as the Chairman of the Board of Directors of Klipsch Audio, Inc. Mr. Farrar, our President and Chief Operating Officer, also serves as Executive Vice President of Klipsch Audio, Inc. Although Messrs. Klipsch and Farrar devote substantially all of their time to managing our company, as a result of their management obligations with this other company, Messrs. Klipsch and Farrar may find it difficult to allocate their time between this other company and us. If Messrs. Klipsch and Farrar do not allocate sufficient time to the management of our operations, it could jeopardize our ability to execute our business plan.

Provisions of Maryland law, our Declaration of Trust and our Bylaws may deter changes in management and third party acquisition proposals or cause dilution.

      Our ownership limitations may restrict business combination opportunities. To qualify as a REIT under the Internal Revenue Code, no more than 50% of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer persons during the last half of each taxable year (other than our first REIT taxable year). To preserve our REIT qualification, our Declaration of Trust generally prohibits direct or indirect ownership by any person of more than 9.9% of the number of outstanding shares of any class of our securities, including our common shares. Generally, common shares owned by affiliated owners will be aggregated for purposes of the ownership limitation. Any transfer of our common shares that would violate the ownership limitation will be null and void, and the intended transferee will acquire no rights in such shares. Instead, such common shares will be designated as “shares-in-trust” and transferred automatically to a trust effective on the day before the purported transfer of such shares. The beneficiary of a trust will be one or more charitable organizations named by us. The ownership limitation could have the effect of delaying, deterring or preventing a change in control or other transaction in which holders of common shares might receive a premium for their common shares over the then-current market price or which such holders otherwise might believe to be in their best interests. The ownership limitation provisions also may make our common shares an unsuitable investment vehicle for any person seeking to obtain, either alone or with others as a group, ownership of more than 9.9% in value of our shares. See “Description of Capital Shares — Restrictions on Ownership and Transfer” beginning on page 17.

      The Declaration of Trust contains a provision that creates staggered terms for our Board of Trustees. Our Board of Trustees is divided into three classes. The current terms of our Class I, Class II and Class III trustees will expire at the annual meeting of shareholders in 2006, 2004, 2005, respectively. Upon the expiration of their current terms, trustees of each class are elected to serve for three-year terms and until their successors are duly elected and qualify. Each year one class of trustees will be elected by the shareholders at the annual meeting of shareholders. Moreover, such trustees generally may not be removed as trustees until the end of their terms except by the affirmative vote of two-thirds of the votes entitled to be cast in the election of trustees. The staggered terms of trustees may delay, defer or prevent a tender offer, a change in control or other transaction in which holders of common shares might receive a premium for their common shares over the then-current market price or which such holders otherwise might believe to be in their best interests.

      The Maryland Business Combination Act may discourage a third party from acquiring us. Under the Maryland General Corporation Law, as amended (MGCL), as applicable to REITs, certain “business combinations” (including certain issuances of equity securities) between a Maryland REIT and any person who beneficially owns ten percent or more of the voting power of the trust’s shares, or an affiliate thereof, are prohibited for five years after the most recent date on which the person or affiliate acquired at least ten percent of the voting power of the trust’s shares. Thereafter, any business combination must be approved by two super-majority shareholder votes unless, among other conditions, the trust’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its common shares. These provisions could delay, deter or prevent a change of control or other transaction in which holders of our common shares might receive a premium for their common shares above the then-current market price or which such shareholders otherwise might believe to be in their best interests.

      Our Board of Trustees may issue additional shares that may cause dilution. Our Declaration of Trust authorizes the Board of Trustees, without shareholder approval, to:

•	amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of beneficial interest of any class or series that we have the authority to issue;

•	cause us to issue additional authorized but unissued common shares or preferred shares; and

•	classify or reclassify any unissued common or preferred shares and to set the preferences, rights and other terms of such classified or reclassified shares, including the issuance of additional common shares or preferred shares that have preference rights over the common shares with respect to dividends, liquidation, voting and other matters.

      Future issuances of equity securities may cause our shareholders to experience further dilution.

      Our Board of Trustees may issue preferred shares with terms that may discourage a third party from acquiring us. Although our Board of Trustees has no present intention to do so, it could establish one or more series of preferred shares that could, depending on the terms of such series, delay, deter or prevent a change in control or other transaction in which holders of our common shares might receive a premium for their common shares over the then-current market price or which such holders otherwise might believe to be in their best interests.

      Our Declaration of Trust and Bylaws also contain other provisions that may delay, defer or prevent a change of control or other transaction in which holders of our common shares might receive a premium for their common shares over the then-current market price or which such holders otherwise might believe to be in their best interests.

Two of our executive officers have agreements that provide them with benefits in the event their employment is terminated following a change in control of our company.

      We have entered into agreements with Messrs. Klipsch and Farrar, Chairman of our Board of Trustees and Chief Executive Officer and President and Chief Operating Officer, respectively, that provide them with severance benefits if their employment ends under certain circumstances following a change in control of our company. These benefits and related tax indemnity could prevent or deter a change in control of the company that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

We have limited operating history as a REIT and may not be able to successfully and profitably operate our business.

      We completed our initial public offering in August 2002. Although our executive officers and some of our trustees have experience in developing, financing and purchasing medical properties, they have limited experience operating a REIT and, other than our Chairman, have limited experience in managing a publicly owned company.

Continued operating losses at HADC will reduce our net income and cash flows and reduce cash available for distribution to shareholders.

      Since our initial public offering in August 2002, HADC has failed to generate income sufficient to cover its expenses. To the extent that operating losses at HADC continue, or increase, the operating results of our company will be negatively affected, our cash flows will be reduced, and we will have less cash available for distribution to our shareholders.

Our Board of Trustees may change our investment and operational policies without a vote of our common shareholders.

      Our major policies, including our policies with respect to acquisitions, financing, growth, operations, debt limitation and distributions, are determined by the Board of Trustees. The Board of Trustees may amend or revise these and other policies from time to time without a vote of the holders of the common shares. Investment and operational policy changes could adversely affect the market price of our common shares and our ability to make distributions to our shareholders.

A significant number of our properties are located in Las Vegas, Nevada, making us vulnerable to changes in economic conditions in that particular market.

      At December 31, 2003, five of our properties, representing approximately 25.5% of our annualized base rental revenue as of December 31, 2003, are located in Las Vegas, Nevada. As a result, localized adverse events or conditions, such as an economic recession or overbuilding in the local real estate market, could have a significant adverse effect on the operations of our properties, and ultimately on the amounts available for distribution to shareholders.

We depend on key personnel, the loss of which may threaten our ability to operate our business successfully.

      We depend on the services of our existing senior management to carry out our business and investment strategies. If we were to lose any of our senior executive officers, particularly Messrs. Klipsch or Farrar, it may be more difficult to locate attractive acquisition targets or manage the properties that we acquire. Additionally, as we expand, we will continue to need to attract and retain qualified additional senior management. The loss of the services of any of our senior management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

Our Board of Trustees and management make decisions on our behalf, and shareholders have limited management rights.

      Common shareholders have no right or power to take part in our management except through the exercise of voting rights on certain specified matters. The Board of Trustees is responsible for our management and strategic business direction, and management is responsible for our day-to-day operations. Certain policies of our Board of Trustees may not be consistent with the immediate best interests of shareholders.

Shares available for future sale may have an adverse effect on the price of our common shares.

      Sales of a substantial number of our common shares, or the perception that such sales could occur, could adversely affect prevailing market prices of our common shares. As of December 31, 2003, there were 358,583 outstanding operating partnership units held by limited partners that are redeemable, at the election of the holder, for cash, or, at our election, for our common shares. Upon the redemption of operating partnership units, any common shares received therefor may be sold in the public market pursuant to a shelf registration statement that we have filed on behalf of the limited partners of our operating partnership, or pursuant to any available exemption from registration. In addition, as of December 31, 2003, we had outstanding options to purchase 254,500 common shares and outstanding warrants to purchase 25,000 common shares. Upon exercise of these options and warrants, the common shares received therefor may be sold in the public market pursuant to a registration statement or pursuant to an available exemption from registration.

We are the general partner of our operating partnership and may become liable for the debts and other obligations of this partnership beyond the amount of our investment.

      We are the general partner of our operating partnership, Windrose Medical Properties, L.P., and, as of December 31, 2003, we owned an approximate 96.5% interest in the operating partnership. As general partner, we are liable for the partnership’s debts and other obligations. If the partnership is unable to pay its debts and other obligations, as general partner we will be liable for such debts and other obligations beyond the amount of our investment in the partnership. These obligations could include unforeseen contingent liabilities.

The market value of our common shares could decrease based on our performance and market perception and conditions.

      The market value of our common shares may be based primarily upon the market’s perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our common shares is influenced by the dividend on our common shares relative to market interest rates. Rising interest rates may lead potential buyers of our common shares to expect a higher dividend rate, which would adversely affect the market price of our common shares. In addition, rising interest rates would result in increased interest expense on variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

Tax-Related Risks

Loss of our tax status as a REIT would have significant adverse consequences to us and the value of our common shares.

      We have operated and intend to continue operating in a manner that will allow us to maintain our REIT status for federal income tax purposes under the Internal Revenue Code, which will depend on our ability to meet various requirements concerning, among other things, the ownership of our outstanding common shares, the nature of our assets, the sources of our income and the amount of our distributions to our shareholders. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will continue to be successful in operating so as to maintain our REIT status. At any time, new laws, interpretations, or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause the Board of Trustees to revoke the REIT election, which it may do without shareholder approval.

      If we lose or revoke our REIT status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you because:

•	we would not be allowed a deduction for distributions to shareholders in computing our taxable income;

•	we would be subject to federal income tax at regular corporate rates and we might need to borrow money or sell assets in order to pay any such tax;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify.

      In addition, if we fail to qualify as a REIT, all distributions to shareholders would be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, we would not be required to make distributions to shareholders and corporate distributees might be eligible for the dividends received deduction.

      As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common shares.

Failure to make required distributions would subject us to tax.

      In order to qualify as a REIT, each year we must distribute to our shareholders at least 90% of our taxable income, other than any net capital gain. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% non-deductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

•	85% of our REIT ordinary income for that year;

•	95% of our REIT capital gain net income for that year; and

•	100% of our undistributed taxable income from prior years.

      We have paid out and intend to continue paying out our income to our shareholders in a manner intended to satisfy the distribution requirement and to avoid corporate income tax and the 4% non-deductible excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. In the future, we may borrow to pay distributions to our shareholders and the limited partners of our operating partnership. Any funds that we borrow would subject us to interest rate and other market risks.

Recent changes in taxation of corporate dividends may adversely affect the value of our common shares.

      The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic non-corporate taxpayers on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to most domestic non-corporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its shareholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this legislation could cause domestic non-corporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common shares in particular, either in terms of price or relative to other investments.

Risks Relating to Real Estate Investments

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

      Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our medical properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations.

Our acquisitions and development properties may underperform forecasted results or we may be limited in our ability to finance future acquisitions, which may harm our financial condition and operating results, and we may not be able to make the distributions required to maintain our REIT status.

      We intend to pursue acquisitions of additional properties and to selectively develop new properties. Acquisitions and development entail risks that investments will fail to perform in accordance with expectations and that estimates of the cost of improvements necessary to develop and acquire properties will prove inaccurate, as well as general investment risks associated with any new real estate investment. We anticipate that acquisitions and development will largely be financed through externally generated funds such as borrowings under credit facilities and other secured and unsecured debt financing and from issuances of equity securities. Because we must distribute at least 90% of our REIT taxable income each year to maintain our qualification as a REIT, our ability to rely upon income from operations or cash flow from operations to finance our growth and acquisition activities will be limited. Accordingly, if we are unable to obtain funds from borrowings or the capital markets to finance our acquisition and development activities, our ability to grow could be curtailed, amounts available for distribution to shareholders could be adversely affected and we could be required to reduce distributions.

Properties with limited operating history may not achieve forecasted results, which could hinder our ability to make distributions to our shareholders.

      Newly-developed or newly-renovated properties do not have the operating history that would allow our management to make objective pricing decisions in acquiring these properties. The purchase prices of these properties are based upon projections by management as to the expected operating results of such properties, subjecting us to risks that such properties may not achieve anticipated operating results or may not achieve these results within anticipated time frames.

If we suffer losses that are not covered by insurance or that are in excess of our insurance coverage limits, we could lose investment capital and anticipated profits.

      We maintain or require our tenants to maintain comprehensive insurance on each of our properties. Insurance coverages on a property include liability and fire insurance and extended coverage insurance in amounts sufficient to permit the replacement of the property in the event of a total loss, subject to applicable deductibles. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes and acts of terrorism that may be uninsurable or not insurable at a price we can afford. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impracticable to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to the affected property. If any of these or similar events occur, it may reduce our return from the property and the value of our investment.

Capital expenditures for property renovation may be greater than forecasted and may adversely impact rent payments by our tenants’ and our ability to make distributions to shareholders.

      Properties, particularly those that consist of older structures, have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. Under the terms of our multi-tenant property leases, we generally are obligated to pay the cost of expenditures for items that are necessary for the continued operation of our properties and that are classified under generally accepted accounting principles as capital items. If these capital expenditures exceed our estimates, the additional costs could have an adverse effect on amounts available for distribution to shareholders. In addition, we may acquire properties in the future that require significant renovation. Renovation of properties involves certain risks, including the possibility of environmental problems, construction cost overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from properties.

All of our medical properties are subject to property taxes that may increase in the future and adversely affect our business.

      Our properties are subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Our leases generally provide that the property taxes are charged to the tenants as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. If we incur these tax liabilities, our ability to make distributions to our shareholders could be adversely affected.

Our financial performance and the price of our common shares will be affected by risks associated with the real estate industry.

      Factors that may adversely affect the economic performance and value of our operations include:

•	changes in the national, regional and local economic climate;

•	local conditions such as an oversupply of, or a reduction in demand for, medical office space, outpatient treatment and diagnostic facilities, physician practice group clinics, ambulatory surgery centers and specialty hospitals and treatment centers;

•	attractiveness of our properties to physicians and other types of tenants; and

•	competition from other medical office buildings, outpatient treatment facilities, physician practice group clinics, ambulatory surgery centers and specialty hospitals and treatment centers.

As the owner and lessor of real estate, we are subject to risks under environmental laws, compliance with which and any violation of which could materially adversely affect us.

      Our operating expenses could be higher than anticipated due to the cost of complying with existing and future environmental and occupational health and safety laws and regulations. Various environmental laws may impose liability on a current or prior owner or operator of real property for removal or remediation of hazardous or toxic substances. Current or prior owners or operators may also be liable for government fines and damages for injuries to persons, natural resources and adjacent property. These environmental laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence or disposal of the hazardous or toxic substances. The cost of complying with environmental laws could materially adversely affect amounts available for distribution to our shareholders and could exceed the value of all of our properties. In addition, the presence of hazardous or toxic substances, or the failure of our tenants to properly dispose of or remediate such substances, including medical waste generated by physicians and our other healthcare tenants, may adversely affect our tenants or our ability to use, sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenue and our financing ability. We have obtained Phase I environmental assessments on all of our properties to date and intend to do so with respect to any future properties we acquire. However, even if the Phase I environmental assessment reports do not reveal any material environmental contamination, it is nonetheless possible that material environmental liabilities may exist of which we are unaware.

      Although the leases covering our properties generally require the tenants to comply with laws and regulations governing their operations, including the disposal of medical waste, and to indemnify us for certain environmental liabilities, the scope of their obligations may be limited. We cannot assure you that our tenants would be able to fulfill their indemnification obligations. In addition, environmental and occupational health and safety laws are constantly evolving, and changes in laws, regulations or policies, or changes in interpretations of the foregoing, could create liabilities where none exist today.

Costs associated with complying with the Americans with Disabilities Act may adversely affect our financial condition and operating results.

      Under the Americans with Disabilities Act of 1993, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our properties are substantially in compliance with these requirements, a determination that we are not in compliance with the Americans with Disabilities Act could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the properties, including changes to building codes and fire and life-safety codes, may occur. If we were required to make substantial modifications at the properties to comply with the Americans with Disabilities Act or other changes in governmental rules and regulations, our ability to make expected distributions to our shareholders could be adversely affected.

Our ownership of properties through ground leases exposes us to the loss of such properties upon breach or termination of the ground leases.

      We have acquired an interest in three of our properties by acquiring a leasehold interest in the property on which the building is located, and we may acquire additional properties in the future through the purchase of interests in ground leases. As lessee under ground leases, we would be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease.

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2003, and for each of the last five fiscal years.

		Year Ended December 31,
	Nine Months Ended
	September 30, 2003	2002(1)	2001	2000	1999	1998

Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	(2)	8.58	3.62	(3)	11.90

(1)	We completed our initial public offering on August 21, 2002. Information for periods prior to that date relate to our predecessor.

(2)	Earnings for the fiscal year ended December 31, 2002 were inadequate to cover combined fixed charges and preferred stock dividends, with a deficiency of $1,344,479.

(3)	Earnings for the fiscal year ended December 31, 1999 were inadequate to cover combined fixed charges and preferred stock dividends, with a deficiency of $959,226.

      The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the sum of fixed charges and dividends on preferred stock. “Fixed charges” consist of interest costs, whether expensed or capitalized, amortized premiums, discounts and capitalized expense related to indebtedness and an estimate of the interest within rental expense.

USE OF PROCEEDS

      Unless indicated otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of these securities for general corporate purposes.

DESCRIPTION OF CAPITAL SHARES

      Our Declaration of Trust provides that we may issue up to 100,000,000 common shares of beneficial interest, $0.01 par value per share, and 20,000,000 preferred shares of beneficial interest, $0.01 par value per share. As of December 31, 2003, we had 9,948,007 common shares issued and outstanding and no preferred shares issued and outstanding. The following is only a summary of some of the rights of shareholders that might be important to you. The description of our capital shares set forth below describes certain general terms and provisions of the capital shares. The following description does not purport to be complete and is qualified in its entirety by reference to our Declaration of Trust and our Bylaws.

Common Shares

      Under our Declaration of Trust, we have the authority to issue up to 100,000,000 common shares of beneficial interest. As permitted by the Maryland statute governing real estate investment trusts formed under the laws of that state (the “Maryland REIT Law”), our Declaration of Trust contains a provision permitting our Board of Trustees, without any action by our shareholders, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue. Our Declaration of Trust provides that none of our shareholders is personally liable for any of our debts or obligations solely as a result of his status as a shareholder.

Voting Rights of Common Shares

      Subject to the provisions of our Declaration of Trust regarding the restrictions on the transfer and ownership of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as may be provided with respect to any other class or series of shares of beneficial interest, the holders of such common shares possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares, voting as a single class, can elect all of the trustees then standing for election and the holders of the remaining shares are not able to elect any trustees.

Dividends, Liquidation and Other Rights

      All common shares offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common shares are entitled to receive dividends when authorized by our Board of Trustees and declared by us out of assets legally available for the payment of dividends. They also are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our shares that may be issued in the future and to the provisions of our Declaration of Trust regarding restrictions on transfer of our shares.

      Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of shares contained in our Declaration of Trust, all common shares will have equal dividend, liquidation and other rights.

Power to Reclassify Shares

      Our Declaration of Trust authorizes our Board of Trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued common shares and preferred shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each class or series, the Board of Trustees is required by the Maryland REIT Law and our Declaration of Trust to set for each such class or series, subject to the provisions of our Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our Board of Trustees could authorize the issuance of preferred shares with priority over the common shares with respect to dividends and rights upon liquidation and with other terms and conditions which could have the effect of delaying, deterring or preventing a transaction or a change in control of our company that might involve a premium price for holders of common shares or otherwise might be in their best interest. As of the date hereof, no preferred shares are outstanding and we have no present plans to issue any preferred shares.

Other Matters

      Our commons shares currently trade on the New York Stock Exchange under the symbol “WRS.” The transfer agent and registrar for our common shares is Continental Stock Transfer and Trust Company, New York, New York. We will apply to the New York Stock Exchange or any securities exchange on which our common stock is listed to list any additional common shares to be sold pursuant to this prospectus.

      Our common shares are subject to certain restrictions upon the ownership and transfer thereof which were adopted for the purpose of enabling us to preserve our status as a REIT. For a description of such restrictions, see “— Restrictions on Ownership and Transfer.”

Preferred Shares

      The board of directors is authorized to provide for the issuance of up to 10,000,000 preferred shares from time to time, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof.

      Because the board of directors has the power to establish the preferences and rights of each class or series of preferred shares, the board of directors may afford the holders of any series or class of preferred shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of common shares. The issuance of additional preferred shares could have the effect of delaying or preventing a change in control.

      The applicable Prospectus Supplement will describe each of the following terms that may be applicable in respect of any preferred shares offered and issued pursuant to this Prospectus:

•	the specific designation, number of shares, seniority and purchase price;

•	any liquidation preference per share;

•	any maturity date;

•	any mandatory or optional redemption or repayment dates and terms or sinking fund provisions;

•	any dividend rate or rates and the dates on which any dividends will be payable (or the method by which such rates or dates will be determined);

•	any voting rights;

•	any rights to convert the preferred shares into other securities or rights, including a description of the securities or rights into which such preferred shares are convertible (which may include other preferred shares) and the terms and conditions upon which such conversions will be effected, including, without limitation, conversion rates or formulas, conversion periods and other related provisions;

•	the place or places where dividends and other payments with respect to the preferred shares will be payable; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions imposed for the purpose of maintaining our qualification as a REIT under the Code.

      Our preferred shares are subject to certain restrictions upon the ownership and transfer thereof for the purpose of enabling us to preserve our status as a REIT. For a description of those restrictions, see “— Restrictions on Ownership of Capital Stock.”

Power to Reclassify Shares

      Our Declaration of Trust authorizes our Board of Trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued common shares and preferred shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each class or series, the Board of Trustees is required by the Maryland REIT Law and our Declaration of Trust to set for each such class or series, subject to the provisions of our Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our Board of Trustees could authorize the issuance of preferred shares with priority over the common shares with respect to dividends and rights upon liquidation and with other terms and conditions which could have the effect of delaying, deterring or preventing a transaction or a change in control of our company that might involve a premium price for holders of common shares or otherwise might be in their best interest. As of the date hereof, no preferred shares are outstanding and we have no present plans to issue any preferred shares.

Power to Issue Additional Common Shares and Preferred Shares

      We believe that the power to issue additional common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without shareholder approval, unless shareholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of shares that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common shares or otherwise be in their best interest.

Restrictions on Ownership and Transfer

      For us to qualify as a REIT under the Code, our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

      Because our Board of Trustees believes it is at present essential for us to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, contains restrictions on the number of our shares of beneficial interest that a person may own. Our Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% (the “Aggregate Share Ownership Limit”) in value of our outstanding shares of beneficial interest. In addition, the Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, common shares in excess of 9.9% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding common shares (the “Common Share Ownership Limit”).

      Our Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (an “Excepted Holder”). However, the Board of Trustees may not grant such an exemption to any person if such exemption would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by the Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of our company (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our Board of Trustees that it will not violate the two aforementioned restrictions. The person must also agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares causing such violation to the Trust (as defined below). Our Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Trustees, in its sole discretion, in order to determine or ensure our status as a REIT. Our Board of Trustees has granted an exemption from the Common Share Ownership Limit and the Aggregate Share Ownership Limit to Stichting Pensioen fonds ABP, which permits such Excepted Holder to own up to the greater of (i) 1,000,000 common shares or (ii) 15% of our common shares.

      Our Declaration of Trust further prohibits (a) any person from beneficially or constructively owning our shares of beneficial interest that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring our shares of beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of beneficial interest that resulted in a transfer of shares to the Trust, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to continue to qualify as a REIT.

      If any transfer of our shares of beneficial interest occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest in excess or in violation of the above transfer or ownership limitations (a “Prohibited Owner”), then that number of shares of beneficial interest the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the “Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Declaration of Trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Trust shall be issued and outstanding shares of beneficial interest. The Prohibited Owner shall not benefit economically from ownership of any shares of beneficial interest held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of beneficial interest held in the Trust. The trustee of the Trust (the “Trustee”) shall have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of beneficial interest have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of beneficial interest held in the Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Trust, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then the Trustee shall not have the authority to rescind and recast such vote.

      Within 20 days of receiving notice from us that shares of beneficial interest have been transferred to the Trust, the Trustee shall sell the shares of beneficial interest held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of beneficial interest have been transferred to the Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

      In addition, shares of beneficial interest held in the Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the Trustee has sold the shares of beneficial interest held in the Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

      All certificates evidencing our shares of beneficial interest will bear a legend referring to the restrictions described above.

      Every owner of more than 5% (or such lower percentages as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including common shares, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

      These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of our shareholders.

Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws

Classification of our Board of Trustees

      Our Bylaws provide that the number of our trustees may be established by our Board of Trustees. The Board of Trustees may increase or decrease the number of trustees by a vote a majority of the members of our Board of Trustees, provided that the number of trustees shall never be less than the number required by Maryland law and that the tenure of office of a trustee shall not be affected by any decrease in the number of trustees. Any vacancy, including a vacancy created by an increase in the number of trustees, will be filled at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, or, if no trustees remain, by our shareholders.

      Pursuant to our Declaration of Trust, our Board of Trustees is divided into three classes of trustees. Trustees of each class are elected to serve for a three-year term and until their successors are duly elected and qualify, and each year one class of trustees will be elected by the shareholders. Any trustee elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies. We believe that classification of our Board of Trustees helps to assure the continuity and stability of our business strategies and policies as determined by our trustees. Holders of common shares have no right to cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of the common shares are able to elect all of the successors of the class of trustees whose terms expire at that meeting.

      The classified board provision could have the effect of making the replacement of incumbent trustees more time consuming and difficult. At least two annual meetings of shareholders, instead of one, generally will be required to effect a change in a majority of our Board of Trustees. Thus, the classified board provision could increase the likelihood that incumbent trustees will retain their positions. The staggered terms of trustees may delay, defer or prevent a tender offer or an attempt to change control in us or another transaction that might involve a premium price for holders of common shares that might be in the best interest of our shareholders.

Removal of Trustees

      Our Declaration of Trust provides that a trustee may be removed, with or without cause, upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of trustees. Absent removal of all of our trustees, this provision, when coupled with the provision in our Bylaws authorizing our Board of Trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees, except upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Business Combinations

      Maryland law prohibits “business combinations” between us and an interested shareholder or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares.

      A person is not an interested shareholder if our Board of Trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, our Board of Trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board of Trustees.

      After the five-year prohibition, any business combination between us and an interested shareholder generally must be recommended by our Board of Trustees and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of beneficial interest; and

•	two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested shareholder.

      These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

      The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder.

      The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

      Maryland law provides that “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, or by officers or by trustees who are employees of the real estate investment trust are excluded from shares entitled to vote on the matter. “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

      Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the real estate investment trust may present the question at any shareholders’ meeting.

      If voting rights are not approved at the shareholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, the real estate investment trust may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquiror may then vote a majority of the shares entitled to vote, then all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our Declaration of Trust or Bylaws.

      Our Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Merger; Amendment of Declaration of Trust

      Under the Maryland REIT law, a Maryland REIT generally cannot dissolve, amend its declaration of trust or merge with another entity unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the REIT’s Declaration of Trust. Our Declaration of Trust provides for approval by the holders of a majority of all the votes entitled to be cast on the matter for the matters described in this paragraph, except for amendments to various provisions of the Declaration of Trust, including the removal of trustees, the approval of which requires the affirmative vote of the holders of two-thirds of the votes entitled to be cast on the matter. Under the Maryland REIT law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland REIT law without the affirmative vote or written consent of the shareholders. Our Declaration of Trust permits such action by our trustees. As permitted by the Maryland REIT law, our Declaration of Trust contains a provision permitting our trustees, without any action by our shareholders, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue.

Limitation of Liability and Indemnification

      Our Declaration of Trust limits the liability of our trustees and officers to the maximum extent permitted by Maryland law, which permits the limitation of liability for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the trustee that was material to the cause of action adjudicated.

      Our Declaration of Trust authorizes us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former trustees or officers or any individual who, while a trustee or officer and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person. Our Bylaws require us to indemnify each trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us.

      Maryland law and our Declaration of Trust permit us, and our Bylaws obligate us, to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, our present and former trustees and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

•	the act or omission of the trustee or officer was material to the matter giving rise to the proceeding; and

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty; or

•	the trustee or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

      However, Maryland law prohibits us from indemnifying our present and former trustees and officers for an adverse judgment in a derivative action or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. Our Bylaws and Maryland law require us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to repay the amount reimbursed if the standard of conduct is not met.

      Our Declaration of Trust and Bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or our predecessors.

Term and Termination

      Our Declaration of Trust provides for us to have a perpetual existence. Pursuant to our Declaration of Trust, and subject to the provisions of any of our classes or series of shares of beneficial interest then outstanding and the approval by a majority of the entire Board of Trustees, our shareholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

Advance Notice of Trustee Nominations and New Business

      Our Bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to our Board of Trustees and the proposal of business to be considered by shareholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Trustees; or

•	by a shareholder who was a shareholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our Bylaws.

      With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to our Board of Trustees may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Trustees; or

•	provided that our Board of Trustees has determined that trustees shall be elected at such meeting, by a shareholder who was a shareholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our Bylaws.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws

      The business combination provisions and, if the applicable provision in our Bylaws is rescinded, the control share acquisition provisions of Maryland law, the provisions of our Declaration of Trust on classification of our Board of Trustees, the removal of trustees and the restrictions on the transfer of shares of beneficial interest and the advance notice provisions of our Bylaws could have the effect of delaying, deferring or preventing a transaction or a change in the control that might involve a premium price for holders of the common shares or otherwise be in their best interest.

LEGAL OWNERSHIP OF SECURITIES

      We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

      We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

      Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

      As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

      We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

      For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

      Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

      For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations for Indirect Holders

      If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

      A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

      Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

      A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “— Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

      If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

      As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

      If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under “— Ownership of Securities” above;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated

      In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

      The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

      The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

      This section summarizes the material federal income tax issues that you, as a shareholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to a shareholder. The discussion does not address all aspects of taxation that may be relevant to particular holders of our capital shares in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations.

      The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

      We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our capital shares and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 2002. We believe that, commencing with such short taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

      In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT for our taxable years ended December 31, 2002 and December 31, 2003, and our organization and current proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2004 and in the future. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. Our independent accountants monitor compliance with these qualification tests on a quarterly basis. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to shareholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification — Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test and (2) the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test, in each case, multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from earlier periods,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition; and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

      Pursuant to recently issued Treasury regulations, an election no longer need be made in order to defer the built-in gain associated with the assets of a C corporation pursuant to the rules described above.

Requirements for Qualification

      A REIT is a corporation, trust or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors;

2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. At least 100 persons are beneficial owners of its shares or ownership certificates;

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

      We have issued sufficient common shares with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our Declaration of Trust restricts the ownership and transfer of our shares of beneficial interest so that we should continue to satisfy these requirements. The provisions of our Declaration of Trust restricting the ownership and transfer of the common shares are described in “Description of Capital Shares — Restrictions on Ownership and Transfer” beginning on page 17.

      A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT and that has not elected to be a taxable REIT subsidiary. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

      An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its proportionate share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. For this purpose, a “health care facility” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a service provider which is eligible for participation in the Medicare program under title XVIII of the Social Security Act with respect to such facility. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We have formed two taxable REIT subsidiaries: HADC, which is engaged in the business of designing, developing and managing healthcare properties, and Windrose SPE Mount Vernon Properties, Inc., which is the managing member of the limited liability company that owns the Mount Vernon Medical Center. See “Other Tax Consequences — Taxable REIT Subsidiaries” beginning on page 40.

Income Tests

      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

      Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

      First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.

      More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that we will receive will not be based on the lessees’ income or sales, our rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other healthcare properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

      Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any lessee directly. In addition, our Declaration of Trust prohibits transfers of our shares that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a taxable REIT subsidiary. Furthermore, we have represented that, with respect to other healthcare properties that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a taxable REIT subsidiary at some future date.

      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. As an exception to the related party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) the taxable REIT subsidiary is a qualifying taxable REIT subsidiary (among other things, it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated), (2) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and (3) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

      Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each property, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

      Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related properties. We do not perform any services other than customary ones for our lessees, other than services provided through independent contractors or taxable REIT subsidiaries. Furthermore, we have represented that, with respect to other healthcare properties that we acquire in the future, we will not perform noncustomary services for the lessees of the property to the extent that the provision of such services would jeopardize our REIT status.

      If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying taxable REIT subsidiaries, or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

      In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that amounts described in clause (2) do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

      Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

      Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

      Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law,

after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

      Foreclosure property includes any qualified health care property acquired by a REIT as the result of the termination of a lease of such property (other than a termination by reason of a default, or the imminence of a default, on the lease). A “qualified health care property” means any real property, including interests in real property, and any personal property incident to such real property, which is a health care facility or is necessary or incidental to the use of a health care facility. For this purpose, a health care facility means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which, immediately before the termination, expiration, default, or breach of the lease secured by such facility, was operated by a provider of such services which was eligible for participation in the Medicare program under title XVIII of the Social Security Act with respect to such facility.

      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or, in the case of a qualified health care property which becomes foreclosure property because it is acquired by a REIT as the result of the termination of a lease of such property, at the end of the second taxable year following the taxable year in which the REIT acquired such property) or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income. For this purpose, in the case of a qualified health care property, income derived or received from an independent contractor will be disregarded to the extent such income is attributable to (1) a lease of property in effect on the date the REIT acquired the qualified health care property (without regard to its renewal after such date so long as such renewal is pursuant to the terms of such lease as in effect on such date) or (2) any lease of property entered into after such date if, on such date, a lease of such property from the REIT was in effect and, under the terms of the new lease, the REIT receives a substantially similar or lesser benefit in comparison to the prior lease.

      Hedging Transactions. From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we or our operating partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75.0% gross income test. To the extent that we or our operating partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

      Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test and (2) the amount by which 90% of our gross income exceeds the amount of qualifying income under the 95% gross income test, in each case, multiplied by a fraction intended to reflect our profitability.

Asset Tests

      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

      First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

      Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

      Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

      Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

      Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a corporation of which we own no equity interest or of a partnership if we own at least a 20% profits interest in the partnership).

      We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non- qualifying assets.

      If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

      We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

      It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

      We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares of beneficial interest. We have complied, and intend to continue to comply, with these requirements.

Failure to Qualify

      If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to most domestic non-corporate shareholders would be taxed at capital gains rates and all distribution in other shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Capital Gains and Losses

      The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year. A 20% rate applies to sales and exchanges of capital assets after December 31, 2008. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15%, 20%, or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

OTHER TAX CONSEQUENCES

Tax Aspects of Our Investments in Our Operating Partnership

      The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

      Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership for federal income tax purposes (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90.0% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90.0% passive income exception”).

      Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership will qualify for the private placement exclusion.

      We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Income Tests” beginning on page 30 and “— Requirements for Qualification — Asset Tests” beginning on page 34. In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Distribution Requirements” beginning on page 35. Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

      Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

      Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

      Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

      Under our operating partnership’s partnership agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the operating partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

      Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in the operating partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to the operating partnership;

•	increased by our allocable share of the operating partnership’s income and our allocable share of indebtedness of the operating partnership; and

•	reduced, but not below zero, by our allocable share of the operating partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the operating partnership.

      If the allocation of our distributive share of the operating partnership’s loss would reduce the adjusted tax basis of our partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the operating partnership’s distributions, or any decrease in our share of the indebtedness of the operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

      Depreciation Deductions Available to Our Operating Partnership. To the extent that the operating partnership acquires its properties in exchange for cash, its initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the operating partnership. The operating partnership generally will depreciate such property for federal income tax purposes under the modified accelerated cost recovery system of depreciation (“MACRS”). Under MACRS, the operating partnership generally will depreciate furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the operating partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Recently enacted tax legislation provides a first-year “bonus” depreciation deduction equal to 50% of the adjusted basis of certain “qualified property” placed in service after May 5, 2003, which includes property with a recovery period of less than 20 years, such as furnishings and equipment. A first-year “bonus” depreciation deduction is also available for qualified leasehold improvement property placed in service by January 1, 2007. “Qualified leasehold improvement property” generally includes improvements made to the interior of nonresidential real property that are placed in service more than three years after the date the building was placed in service. Under MACRS, the operating partnership generally will depreciate buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. The operating partnership’s initial basis in properties acquired in exchange for units in the operating partnership should be the same as the transferor’s basis in such properties on the date of acquisition by the operating partnership. Although the law is not entirely clear, the operating partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The operating partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property

      Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

      Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Income Tests” beginning on page 30. We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A taxable REIT subsidiary may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. For this purpose, a “health care facility” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a service provider which is eligible for participation in the Medicare program under title XVIII of the Social Security Act with respect to such facility.

      We and our corporate subsidiary must elect for the subsidiary to be treated as a taxable REIT subsidiary. A corporation of which a qualifying taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of the securities of taxable REIT subsidiaries and other non-taxable REIT subsidiary taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      Rent that we receive from our taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.

      We have made taxable REIT subsidiary elections with respect to HADC, which is engaged in the business of designing, developing, and managing healthcare properties, and Windrose SPE Mount Vernon Properties, Inc., which is the managing member of the limited liability company that owns the Mount Vernon Medical Center. We believe that all transactions between us and HADC, Windrose SPE Mount Vernon Properties, Inc., and any other taxable REIT subsidiary that we form or acquire have been and will be conducted on an arm’s-length basis.

State and Local Taxes

      We and/or our shareholders may be subject to taxation by various states and localities, including those in which we or a shareholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the common shares.

PLAN OF DISTRIBUTION

      We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

      We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Agents

      We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

      We may also engage a company to act as our agent (“Offering Agent”) for one or more offerings, from time to time, of our common shares. If we reach agreement with an Offering Agent with respect to a specific offering, including the number of common shares and any minimum price below which sales may not be made, then the Offering Agent will try to sell such common shares on the agreed terms. The Offering Agent could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the New York Stock Exchange, or sales made to or through a market maker other than on an exchange. At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part. The Offering Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, with respect to any sales effected through an “at-the-market” offering.

Underwriters

      If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Direct Sales

      We may also sell securities directly to one or more purchasers without using underwriters or agents. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

Trading Markets and Listing of Securities

      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common shares, which are listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

      Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

OTHER MATTERS

Legal

      The legality of any securities offered hereby will be passed upon for us by Hunton & Williams LLP. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in a prospectus supplement. In addition, we have based the description of federal income tax consequences in “Federal Income Tax Consequences of Our Status as a REIT” and “Other Tax Consequences” upon the opinion of Hunton & Williams LLP.

Experts

      The consolidated balance sheets of Windrose Medical Properties Trust and Subsidiaries as of December 31, 2002 and 2001, the related consolidated statements of operations for the period January 1, 2002 through August 15, 2002, the period August 16, 2002 through December 31, 2002, and for each of the years in the three-year period ended December 31, 2002 and the consolidated statements of cash flows and shareholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2002, the financial statement schedule III and the Combined Statement of Revenues in Excess of Certain Expenses of the Acquisition Properties for the year ended December 31, 2002, have been incorporated by reference in this Prospectus in reliance upon the reports of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated November 14, 2003 on the Combined Statement of Revenues in Excess of Certain Expenses of the Acquisition Properties, includes a paragraph that states that the combined statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in note 2, and is not intended to be a complete presentation of the revenues and expenses of the Acquisition Properties.

      Ernst & Young LLP, independent auditors, have audited the statement of revenues over certain operating expenses of the properties acquired (the “MPA Properties”) by Windrose Medical Properties L.P. with Windrose Medical Properties Trust from Medical Properties of America LLC for the year ended

December 31, 2002 included in our amended Current Report on Form 8-K/A filed on July 30, 2003 with the Securities and Exchange Commission, as set forth in their report, which is incorporated by reference in this registration statement and related prospectus. The statement of revenues over certain operating expenses of the MPA Properties for the year ended December 31, 2002 referred to above is incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

1,500,000 Shares

Windrose Medical Properties Trust

Common Shares

PROSPECTUS SUPPLEMENT

September                         , 2004

Robert W. Baird & Co.

Ferris, Baker Watts Incorporated	Stifel, Nicolaus & Company Incorporated

J.J.B. Hilliard, W.L. Lyons, Inc.